Report of Independent Auditors

Board of Directors and Stockholder
Select Asset Fund, Series 1, Inc.

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Select Asset Fund, Series 1, Inc. as of December 31, 1997, and the related statement of operations, the statement of changes in net assets, and the financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets of Select Asset Fund, Series 1, Inc. for the year ended December 31, 1996, and the financial highlights for each of the three years in the period then ended and for the period from March 4, 1993 (commencement of operations) to December 31, 1993 were audited by other auditors whose report dated February 14, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Select Asset Fund, Series 1, Inc. at December 31, 1997, the results of its operations, the changes in its net assets, and its financial highlights for the year then ended, in conformity with generally accepted accounting principles.

Ernst & Young LLP

Detroit, Michigan
January 23, 1998


                                  Select Asset Fund, Series 1, Inc.

                                 Statement of Assets and Liabilities

                                          December 31, 1997



Assets
Investments, at fair value (cost $477,797,673)                    $898,242,346
Cash                                                                   899,425
Dividends receivable                                                 1,131,996
Prepaid expenses                                                         6,833
Total assets                                                       900,280,600

Liabilities
Common stock dividend payable                                      144,682,320
Accrued expenses                                                       160,151
Notes payable (Note 5)                                                  94,900
Accrued interest expense                                                 2,096
Total liabilities                                                  144,939,467
Net assets                                                        $755,341,133

Net assets are represented by:
  Common stock at par value, $.01 per share, 199,991,500 shares
     authorized, 50,169,191.77 shares issued and outstanding          $501,692
Additional paid-in capital                                         334,394,768
Net unrealized appreciation of investments                         420,444,673
Net assets                                                        $755,341,133

Net asset value per common shares outstanding                           $15.06
See accompanying notes.

                                   Select Asset Fund, Series 1, Inc.

                                        Statement of Operations

                                 For the year ended December 31, 1997


Investment income:
       Dividend income                                             $18,226,776
       Interest income                                                 195,648
Total investment income                                             18,422,424

Expenses:
  Administration fee (Note 2)                                          600,843
  Investment management fee (Note 2)                                   100,006
  Broker dealer fee on AMPS                                            838,944
  Rating agencies fees                                                  72,577
  Legal fees                                                            35,277
  Independent accountants                                               31,159
  Auction agent fee                                                     21,726
  Insurance                                                             15,014
  Directors fees and expenses                                           10,875
  Interest expense                                                       7,603
  Other expenses                                                         1,848
Total expenses                                                       1,735,872
Net investment income                                               16,686,552

Net realized and unrealized gains on investments:
  Net realized gain on investments                                 142,877,298
  Change in net unrealized appreciation of investments             105,149,064
Net increase in net assets resulting from    operations           $264,712,914



See accompanying notes.

                                   Select Asset Fund, Series 1, Inc.

                                  Statement of Changes in Net Assets

                             For the years ended December 31, 1997 and 1996


                                                          1997            1996
From operations:
  Net investment income                            $16,686,552     $15,211,322
  Net realized gain on investments                 142,877,298       3,603,734
  Net change in unrealized appreciation
       of investments                              105,149,064     131,738,652
Increase in net assets resulting from operations   264,712,914     150,553,708

Dividends from net investment income:
  Auction market preferred stock                   (15,743,802)    (10,153,880)
  Common stock                                        (942,750)     (5,057,442)
                                                   (16,686,552)    (15,211,322)
Distributions from net realized gains:
  Common stock                                    (144,682,320)     (1,798,713)

Decrease in net assets resulting from
       distributions to stockholders              (161,368,872)    (17,010,035)

Increase (decrease) from capital transactions:
  Issuance of auction market preferred stock       100,000,000     300,000,000
  Issuance of common stock                         421,000,071               -
  Redemption of auction market preferred
       stock                                      (400,000,000)              -
  Distribution of capital to common
    stockholder                                   (280,010,783)   (265,875,952)
                                                  (159,010,712)     34,124,048
Total increase (decease) in net assets             (55,666,670)    167,667,721

Net assets:
  Beginning of year                                811,007,803     643,340,082
  End of year                                     $755,341,133    $811,007,803

See accompanying notes.


                                     Select Asset Fund, Series 1, Inc.

                                       Notes to Financial Statements

                                              December 31, 1997


1.   Organization and Significant Accounting Policies

The  Select  Asset  Fund, Series 1,  Inc.  (the  "Fund")  is
registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 4, 1993.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

The   following  is  a  summary  of  significant  accounting
policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq National Market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net realized capital gains, if any, are generally distributed annually.

The character of income and gains distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2.   Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

In February 1997, the Fund issued 1,295,889.3 shares of common stock for $421,000,071.

For the years ended December 31, 1997 and 1996, dividend and capital gain distributions to the common stockholder were $145,625,070 and $6,856,155, respectively.

During the years ended December 31, 1997 and 1996, return of capital distributions to the common stockholder amounted to approximately $280,000,000 and approximately $265,900,000, respectively.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on 0.06% of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated, accrued and paid on a monthly basis.

3.   Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the year ended December 31, 1997 were $121,436,716 and $290,536,986, respectively.

As of December 31, 1997, the net unrealized appreciation of $420,444,673 is comprised of aggregate gross unrealized appreciation and depreciation of investments of $429,309,674 and $8,865,001, respectively.

4.   Auction Market Preferred Stock ("AMPS")

In  February  1997  and January 1996, the Fund  issued  $100 million and $300 million of AMPS, respectively.

During 1997, the Fund redeemed 1000 shares of Series A, 1000 shares of Series B, 1000 shares of Series C and 1000 shares of Series D AMPS.

Each series of AMPS was redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends were cumulative from the date of original issue and were paid every 49 days at a rate set through Dutch Auction. The Fund was subject to certain asset coverage tests, and the AMPS were subject to mandatory redemption if the tests were not met.

In  addition, the AMPS were subject to mandatory  redemption if the Fund ceased to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceased to be the broker dealer. The liquidation value under mandatory redemption of the AMPS was $100,000 per share plus accumulated and unpaid dividends.
5.   Notes Payable

As of December 31, 1997, the Fund had $94,900 of principal notes outstanding to investors. The notes are due on March 4, 2018 and bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of December 31, 1997, the Fund was paying interest at 8.20% per annum.

6.   Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.

                                  Select Asset Fund, Series 2, Inc.

                                       Financial Hightlights

                                              Year ended December 31,
                                   1997     1996     1995     1994  1993 (1)
For a share of common stock outstanding
  throughout the period:
      Net asset value,
           beginning of period   $10.46   $13.16   $10.07   $10.66   $10.00
      Net investment income        0.33     0.31     0.45     0.49     0.37
      Net realized and unrealized gains
         (losses) on investments   4.67     2.77     5.58    (0.36)    0.50
Total from investment operations   5.00     3.08     6.03     0.13     0.87
Capital contribution               8.39        -        -        -        -
Less distributions from net investment income:
  Common stock equivalent of dividends
         paid to AMPS holders     (0.31)   (0.21)   (0.37)   (0.25)   (0.17)
  Dividends paid to common stock
         holder                   (0.02)   (0.10)   (0.08)   (0.37)   (0.04)
Less distributions from net realized gains:
  Common stock equivalent of
     distributions to AMPS holders    -        -        -    (0.05)       -
  Distribution to common stock-
     holders                      (2.88)   (0.03)   (0.43)   (0.05)       -
Less distributions from paid-in capital:
  Distribution of capital to
     common stockholder           (5.58)   (5.44)   (2.06)       -        -
Total distributions               (8.79)   (5.78)   (2.94)   (0.72)   (0.21)
Net asset value, end of period   $15.06   $10.46   $13.16   $10.07   $10.66

Total investment return           32.64%   23.40%   59.88%    1.22%    6.99%(2)
Ratios/supplemental data:
    Net assets at end of period $755,341 $811,008 $643,340 $556,056 $574,071
    Average net assets (000s) $1,010,072 $722,492 $603,102 $692,062 $195,888
    Ratio of expenese to average net
       assets applicable to common
       stock (4)                   0.17%    0.21%    0.16%    0.15%    0.34%(3)
    Ratio of net investment income to
       average net assets applicable
       to common stock(4)          1.65%    2.11%    2.39%    2.17%    5.12%(3)
    Portfolio turnover            12.02%    3.34%   16.36%    9.83%    1.00%
    Average commissions paid on equity
      securities transactions (5) $0.04    $0.01        -        -        -
    Asset coverage per AMPS share,
      end of period                   - $270,336        -  $222,422 $229,629
    AMPS shares outstanding           -    3,000        -    2,500    2,500
    Asset coverage for notes
      payable, end of period     796034%  837053% 657,40%   568084%  586485%
    Notes payable, end of
      period                    $94,900  $96,900  $97,900  $97,900  $97,900

  (1) For the period March 4, 1993 (commencement of operations) to
      December 31, 1993.
  (2) Total investment return for the period, not annualized.
  (3) Annualized.
  (4) Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net asssets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders. Ratios from 1996 and years prior have been restated to exclude the effect of dividend payments to AMPS holders.

  (5) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged.

See accompanying notes.
                           SELECT ASSET FUND, SERIES 1, INC.

                                Portfolio of Investments
                                   December 31, 1997


  No. of
   Shares                                    Market Value
COMMON STOCK

  BUILDING AND CONSTRUCTION                1.67%

                BUILDING MATERIALS
    23,400  CHAMPION INTL CORP                  1,060,312.50
     7,700  GEORGIA PACIFIC CORP                  467,775.00
    84,800  HOME DEPOT                          4,992,600.00
    37,300  LOUISIANA PAC CORP                    708,700.00
    40,100  MASCO CORP                          2,040,087.50
     4,400  OWENS CORNING                         150,150.00

                PAINT AND FLAT GLASS
    35,900  PPG INDUS INC                       2,050,787.50
    13,700  SHERWIN WILLIAMS CO                   380,175.00

                INDUSTRIAL CHEMICALS
    23,600  GREAT LAKES CHEM CRP                1,059,050.00
    11,800  ROHM & HAAS CO                      1,129,850.00

                MISCELLANEOUS
    21,200  FLUOR CORP                            792,350.00
     4,000  FOSTER WHEELER CORP                   108,250.00
     3,100  KAUFMAN & BROAD HOME CORP              69,556.25

   TOTAL BUILDING AND CONSTRUCTION            $15,009,643.75

  CHEMICALS AND DRUGS                     11.69%

                CHEMICALS
    20,700  AIR PRODS & CHEMS INC               1,702,575.00
    44,900  AMGEN INC                           2,430,212.50
    20,500  BOSTON SCIENTIFIC CORP                940,437.50
    14,200  DOW CHEMICAL CO                     1,441,300.00
    84,900  DUPONT DENEMOURS & CO               5,099,306.25
    14,950  EASTMAN CHEMICAL CO                   890,459.38
    13,700  ENGLEHARD CORP                        238,037.50
     3,000  FMC CORP-NEW                          201,937.50
     7,900  GRACE W. R. & CO. (NEW)               635,456.25
     5,000  HERCULES INC                          250,312.50
   102,800  MONSANTO CO                         4,317,600.00
    10,500  MORTON INTERNATIONAL INC              360,937.50
     5,600  NALCO CHEM CO                         221,550.00
    14,400  PRAXIAIR INC                          648,000.00
     8,300  SIGMA-ALDRICH CORP                    329,925.00
     9,100  UNION CARBIDE CORP                    390,731.25

                DRUGS
   127,300  ABBOT LABS                          8,346,106.25
    20,400  ALZA CORP CL A                        648,975.00
    49,200  AMERICAN HOME PRODUCTS              3,763,800.00
    73,900  BRISTOL MYERS SQUIBB CO             6,992,787.50
   213,000  JOHNSON & JOHNSON                  14,031,375.00
    84,700  LILLY ELI & CO                      5,897,237.50
   103,800  MERCK & CO., INC                   11,028,750.00
    99,400  PFIZER INC                          7,411,512.50
    64,170  PHARMACIA & UPJOHN INC              2,350,226.25
   136,200  SCHERING PLOUGH                     8,461,425.00
    93,700  WALGREEN CO                         2,939,837.50

                COSMETICS
     9,500  ALBERTO CULVER CO CL B                304,593.75
     9,600  AVON PRODUCTS INC                     589,200.00
    30,400  INTL FLAVORS & FRAGRANCES           1,565,600.00

                HEALTH PRODUCTS/CARE
    16,500  ALLERGAN INC                          553,781.25
     6,000  BARD CR INC                           187,875.00
    13,200  BAUSCH & LOMB                         523,050.00
    21,500  BAXTER INTL INC.                    1,084,406.25
     9,300  BECTON DICKINSON & CO                 465,000.00
    69,450  COLUMBIA/HCA HEALTHCARE             2,057,456.25
    21,900  GUIDANT CORP                        1,363,275.00
    43,400  TENET HEALTHCARE CORP               1,437,625.00
     5,400  U S SURGICAL                          158,287.50
    54,900  UTD HEALTHCARE CORP                 2,727,843.75

         TOTAL CHEMICALS AND DRUGS           $104,988,804.38

  CONSUMER PRODUCTS                       17.19%

                CONFECTIONS AND BEVERAGES
    36,000  ANHEUSER-BUSCH COS                  1,584,000.00
     6,100  BROWN FORMAN INC CL B                 337,025.00
   526,200  COCA COLA CO                       35,058,075.00
    32,500  NEWELL CO.                          1,381,250.00
   260,200  PEPSICO INC                         9,481,037.50

                CONTAINERS
     7,700  AVERY DENNISON CORP                   344,575.00
     3,200  BALL CORP                             113,000.00
    20,300  CROWN CORK & SEAL INC               1,017,537.50
    14,700  STONE CONTAINER                       153,431.25
     4,700  TEMPLE INLAND INC                     245,868.75

                PACKAGED FOOD
   104,214  ARCHER DANIELS MIDLAND CO           2,260,141.13
    80,300  CAMPBELL SOUP CO                    4,667,437.50
    90,200  CONAGRA                             2,959,687.50
     3,000  COORS ADOLPH CO CL B                   99,750.00
    11,600  CPC INTL INC                        1,249,900.00
    34,100  GENERAL MILLS INC                   2,442,412.50
    62,200  HEINZ H J CO                        3,160,537.50
    11,100  HERSHEY FOODS CORP                    687,506.25
    67,600  KELLOGG CO                          3,354,650.00
    14,500  PIONEER HI BRED INTL INC            1,555,125.00
    22,900  QUAKER OATS CO                      1,207,975.00
     9,300  RALSTON-PURINA GROUP                  864,318.75
    61,000  SARA LEE CORP                       3,435,062.50
    13,500  SYSCO CORP                            615,093.75
    22,200  WRIGLEY WM JR CO                    1,766,287.50

                PAPER
     6,700  AMERICAN GREETINGS CL A               262,137.50
     4,400  BEMIS CO                              193,875.00
     8,000  BOISE CASCADE CORP                    242,000.00
     8,000  FORT JAMES CORPORATION                306,000.00
    28,742  INTERNATIONAL PAPER CO              1,239,498.75
    43,480  KIMBERLY CLARK CORP                 2,144,107.50
    23,000  MEAD CORP                             644,000.00
     2,200  POTLATCH CORP                          94,600.00
     6,300  UNION CAMP CORP                       338,231.25
    50,400  WEYERHAEUSER CO                     2,472,750.00
     3,400  WILLIAMETTE INDUSTRIAL                109,437.50

                PRINTING AND PUBLISHING
     3,100  JOSTENS INC                            71,493.75
    18,800  KNIGHT-RIDDER INC                     977,600.00
    17,600  MCGRAW-HILL COMPANIES INC           1,302,400.00
    11,000  MEREDITH CORP                         392,562.50
    19,800  NEW YORK TIMES CO CL A              1,309,275.00
    68,400  TIME WARNER INC                     4,240,800.00
    24,100  TIMES MIRROR CO CL A NEW            1,482,150.00
    22,900  TRIBUNE CO                          1,425,525.00
     8,450  WESTVACO CORP                         265,646.88

                RECREATIONAL EQUIPMENT
     8,300  BRUNSWICK CORP                        251,593.75
     9,550  HARRAH'S ENTERTAINMENT                180,256.25
     8,950  HASBRO INC                            281,925.00
    33,356  MATTEL INC                          1,242,511.00

                SOAPS
     7,900  CLOROX CO                             624,593.75

                OTHER CONSUMER PRODUCTS
    50,100  COLGATE PALMOLIVE CO                3,682,350.00
    10,000  FORTUNE BRANDS INC                    370,625.00
    66,200  GILLETTE CO                         6,648,962.50
   235,900  PROCTER & GAMBLE CO                18,827,768.75
    10,900  RUBBERMAID INC                        272,500.00
     2,300  SPRINGS INDUS INC                     119,600.00
    15,600  TUPPERWARE CORPORATION                434,850.00
    13,800  UST INC                               509,737.50
     8,200  WHITMAN CORP                          213,712.50

                PHOTOGRAPHY
    53,900  EASTMAN KODAK CO                    3,277,793.75
     3,800  POLAROID CORP                         185,012.50

                HOUSEHOLD FURN/APPLIANCES
     4,500  ARMSTRONG WORLD IND                   336,375.00
     7,400  MAYTAG CO                             276,112.50

                RETAIL
     5,800  FEDERATED DEPT STORES NEW             249,762.50
    41,900  TJX COS INC (NEW)                   1,440,312.50

                APPAREL
     1,800  FRUIT OF THE LOOM CL A                 46,125.00
    67,743  LIMITED INC                         1,727,446.50
    19,700  LIZ CLAIBORNE INC                     823,706.25
    53,000  NIKE INC CL B                       2,080,250.00
    11,000  V F CORP                              505,312.50

                BROADCASTING
    99,324  DISNEY WALT CO                      9,839,283.75
     2,700  KING WORLD INC                        155,925.00

                MISCELLANEOUS
     9,900  PALL CORP                             204,806.25

           TOTAL CONSUMER PRODUCTS           $154,364,985.51

  DURABLE GOODS                           20.07%

                AEROSPACE-AIRCRAFT
   142,368  BOEING CO                           6,967,134.00
     5,400  GENERAL DYNAMICS CORP                 466,762.50
    13,020  LOCKHEED MARTIN CORP                1,282,470.00
     5,900  NORTHROP GRUMMAN CORP                 678,500.00
    32,300  TEXTRON INC                         2,018,750.00
    40,700  UNITED TECHNOLOGIES CORP            2,963,468.75

                AGRICULTURAL MACHINERY
    27,100  CATERPILLAR INC                     1,316,043.75
    43,800  DEERE & CO                          2,554,087.50

                AUTOMOBILE AND PARTS
    16,700  AUTOZONE INC                          484,300.00
   101,400  CHRYSLER CORP                       3,568,012.50
    30,700  COOPER TIRE & RUBBER                  748,312.50
     4,100  CUMMINS ENGINE INC                    242,156.25
     9,800  DANA CORP                             465,500.00
     6,600  EATON CORP                            589,050.00
    16,900  ECHLIN INC                            611,568.75
    99,800  FORD MTR CO                         4,859,012.50
    56,400  GENERAL MTRS CORP                   3,419,250.00
    13,950  GENUINE PARTS CO                      473,428.13
    13,660  NAVISTAR INTL CORP (NEW)              338,938.75
    16,500  TENNECO INC (NEW)                     651,750.00
    19,400  TRW INC                             1,035,475.00

                ELECTRICAL
    30,320  AMP INC                             1,273,440.00
    78,500  EMERSON ELEC CO                     4,430,343.75
    20,300  HONEYWELL INC                       1,390,550.00
     8,000  RAYCHEM CORP                          344,500.00

                ELECTRONICS
    27,700  ADVANCED MICRO-DEVICES                496,868.75
    31,400  APPLIED MATLS INC                     945,925.00
   183,450  CISCO SYS INC                      10,227,337.50
    13,000  E G & G INC                           270,562.50
   239,100  GENERAL ELECTRIC CO                17,543,962.50
     5,500  GENERAL SIGNAL CORP                   232,031.25
   114,300  HEWLETT PACKARD CO                  7,143,750.00
   223,300  INTEL CORP                         15,686,825.00
     3,400  LSI LOGIC CORP                         67,150.00
    18,200  MICRON TECH                           473,200.00
    10,800  NATIONAL SEMICONDUCTOR                280,125.00
     7,400  NATIONAL SVC INDS                     366,762.50
    75,412  ORACLE CORPORATION                  1,682,630.25
     3,500  PERKIN ELMER CORP                     248,718.75
     3,597  RAYTHEON CO CL A                      177,358.72
    44,700  RAYTHEON CO CL B                    2,257,350.00
    82,200  SEAGATE TECHNOLOGY INC              1,582,350.00
     3,150  TEKTRONIX INC                         125,015.63
    32,600  TEXAS INSTRUMENTS                   1,467,000.00
     8,400  THOMAS & BETTS CORP                   396,900.00

                INDUSTRIAL MACHINERY
     4,200  AEROQUIP-VICKERS INC                  206,062.50
     1,900  BRIGGS & STRATTON CORP                 92,268.75
     7,500  CASE CORPORATION                      453,281.25
     3,400  CINCINNATI MILACRON INC                88,187.50
    23,300  COOPER INDUS INC                    1,141,700.00
    17,600  DOVER CORP                            635,800.00
    13,200  HARNISCHFEGER INDUS INC               466,125.00
    27,200  INGERSOLL RAND CO                   1,101,600.00
       600  NACCO INDUS INC CL A                   64,312.50
    30,700  ROCKWELL INTL CORP W/I              1,604,075.00

                OFFICE EQUIPMENT AND SUPPLIES
    15,300  DELUXE CORP                           527,850.00
     3,400  HARLAND JOHN H CO                      71,400.00
    30,100  IKON OFFICE SOLUTIONS                 846,562.50
    26,300  PITNEY BOWES INC                    2,365,356.25
    29,600  XEROX CORP.                         2,184,850.00

                RUBBER
     5,303  GOODRICH B F CO                       219,726.49
    28,100  GOODYEAR TIRE & RUBBER              1,787,862.50

                OTHER DURABLE GOODS
    19,300  CORNING INCORPORATED                  716,512.50
     3,600  CRANE CO                              156,150.00
    20,500  ILLINOIS TOOL WORKS                 1,232,562.50
     7,800  MILLIPORE CORP                        264,712.50
    41,600  MINNESOTA MNG & MFR                 3,413,800.00
    17,200  STANLEY WORKS                         811,625.00

                COMPUTERS AND SOFTWARE
    33,400  APPLE COMPUTER INC                    438,375.00
     9,700  BAY NETWORKS INC                      247,956.25
     6,400  CABLETRON SYSTEMS INC                  96,000.00
     5,200  CERIDIAN CORP                         238,225.00
   115,030  COMPAQ COMPUTER CORP                6,492,005.63
    41,362  COMPUTER ASSOC INTL INC             2,187,015.75
     5,300  DATA GENL CORP                         92,418.75
    55,100  DELL COMPUTER CORP                  4,628,400.00
    11,500  DIGITAL EQUIP CORP                    425,500.00
    55,800  IBM CORP                            5,834,587.50
    88,600  MICROSOFT CORP                     11,451,550.00
    21,500  NEXTLEVEL SYSTEMS INC                 384,312.50
    91,500  NOVELL INC                            686,250.00
    19,900  SILICON GRAPHICS                      247,506.25
    29,000  SUN MICROSYSTEMS                    1,156,375.00
    14,900  UNISYS CORP                           206,737.50

                HOUSEHOLD FURN/APPLIANCES
     7,100  WHIRLPOOL CORP                        390,500.00

                TELECOMMUNICATIONS
    53,300  AIRTOUCH COMMUNICATIONS             2,215,281.25
    11,687  ANDREW CORP                           280,488.00
    14,900  DSC COMMUNICATIONS                    357,600.00
    64,774  LUCENT TECHNOLOGIES INC             5,173,823.25
   149,200  WORLDCOM INC                        4,513,300.00

                MISCELLANEOUS
   102,800  ALLIED-SIGNAL INC                   4,002,775.00
    15,000  BLACK & DECKER CORP                   585,937.50
    15,800  ITT INDUSTRIES INC                    495,725.00
     7,000  JOHNSON CTLS INC                      334,250.00
     9,175  PARKER HANNIFIN CORP                  420,903.13
     5,550  SNAP ON TOOLS CORP                    242,118.75
    25,000  THERMO ELECTRON CORP                1,112,500.00

               TOTAL DURABLE GOODS           $180,235,427.73

  FINANCIAL                               16.84%

                BANKS
    59,337  BANC ONE CORP                       3,222,740.81
    48,200  BANK NEW YORK INC                   2,786,562.50
   115,800  BANKAMERICA CORP                    8,453,400.00
    11,700  BANKBOSTON CORPORATION              1,099,068.75
    12,200  BANKERS TR NY CORP                  1,371,737.50
    16,300  BARNETT BANKS INC                   1,171,562.50
    49,780  CHASE MANHATTAN CORP NEW            5,450,910.00
    63,100  CITICORP                            7,978,206.25
    15,700  CORESTATES FINL CORP                1,256,981.25
     8,400  FIFTH THIRD BANCORP COM               686,700.00
    35,831  FIRST CHICAGO NBD CORP              2,991,888.50
    49,400  FIRST UNION CORP                    2,531,750.00
    32,766  FLEET FINANCIAL GROUP INC           2,455,402.13
    53,042  KEYCORP NEW                         3,756,036.63
    66,662  MBNA CORP                           1,820,705.88
    40,700  MELLON BANK CORP                    2,467,437.50
    38,300  MORGAN J P & CO                     4,323,112.50
    14,800  NATIONAL CITY CORP                    973,100.00
    61,930  NATIONSBANK CORP                    3,766,118.13
    56,000  NORWEST CORP                        2,163,000.00
    50,500  PNC FINANCIAL                       2,881,656.25
       200  REPUBLIC NEW YORK CORP                 22,837.50
    15,400  SUNTRUST BANKS INC                  1,099,175.00
     7,277  U.S. BANCORP                          814,569.19
    38,701  WACHOVIA CORP                       3,139,618.63
    12,100  WELLS FARGO & CO                    4,107,193.75

                FINANCE COMPANIES
    87,800  AMERICAN EXPRESS CO                 7,836,150.00
     4,500  BENEFICIAL CORP                       374,062.50
   108,700  FED HOME LN MTG CORP                4,558,606.25
     5,600  GREEN TREE FINANCIAL                  146,650.00
     8,500  HOUSEHOLD INTL CORP                 1,084,281.25

                HOLDING COMPANY
     1,700  EASTERN ENTERPRISES                    76,500.00
    75,466  MS, DW, DISCOVER & CO               4,461,927.25

                FIRE AND CASUALTY INSURANCE
    30,800  CHUBB CORP                          2,329,250.00
    16,700  GENERAL RE CORP                     3,540,400.00
    27,100  SAFECO CORP                         1,321,125.00

                INSURANCE
    20,213  AETNA INC                           1,426,279.81
    62,064  ALLSTATE CORPORATION                5,640,066.00
    52,100  AMERICAN INTL GROUP                 5,665,875.00
    17,100  AON CORP                            1,002,487.50
    13,400  CIGNA CORP                          2,319,037.50
     6,500  CINCINNATI FINANCIAL CORP             914,875.00
    23,700  CONSECO INC                         1,076,868.75
    15,700  HARTFORD FINANCIAL SVCS             1,468,931.25
     3,100  LOEWS CORP                            328,987.50
    36,700  MARSH & MCLENNAN CO.                2,736,443.75
    13,200  MBIA INC                              881,925.00
    41,000  MGIC INVT CROP                      2,726,500.00
    17,200  ST PAUL COS INC                     1,411,475.00
    36,200  TORCHMARK CORP                      1,522,662.50
    12,200  TRANSAMERICA CORP                   1,299,300.00
   131,740  TRAVELERS GROUP INC                 7,097,492.50
    22,900  UNUM CORP.                          1,245,187.50
    16,300  USF & G CORP                          359,618.75

                LIFE INSURANCE
    17,797  AMERICAN GENERAL CORP                 962,150.31
     5,350  JEFFERSON PILOT CORP                  416,631.25
     8,500  LINCOLN NATL CORP IND                 664,062.50
    24,400  PROVIDIAN FINL CORP W/I             1,102,575.00

                REAL ESTATE
    80,000  FEDERAL NATL MTGE ASSN              4,565,000.00

                SAVINGS & LOANS
     9,700  AHMANSON H F & CO                     649,293.75
     4,100  GOLDEN WEST FINL CORP                 401,031.25

                BROKERAGE
    54,800  MERRILL LYNCH & CO                  3,996,975.00

                MISCELLANEOUS
    13,050  WASHINGTON MUTUAL                     832,753.13

                   TOTAL FINANCIAL           $151,234,908.90

  METALS AND MINING                        0.83%

                ALUMINUM
    30,400  ALUMINUM CO AMER                    2,139,400.00
     5,300  REYNOLDS METALS CO                    318,000.00

                MINING
    16,200  HOMESTAKE MNG CO                      143,775.00

                STEEL
    23,982  ALLEGHENY TELEDYNE                    620,534.25
    10,300  ARMCO, INC.                            50,856.25
    33,300  BETHLEHEM STEEL CORP                  287,212.50
     6,500  INLAND STEEL INDUS INC                111,312.50
     8,500  NUCOR CORP                            410,656.25
     5,100  TIMKEN CO                             175,312.50
    22,800  USX-US STEEL GROUP                    712,500.00
    24,600  WORTHINGTON INDS INC                  405,900.00

                OTHER METALS
     4,000  ASARCO INC                             89,750.00
    97,700  BATTLE MOUNTAIN GOLD CL A             573,987.50
    29,723  NEWMONT MNG CORP                      873,113.13
     4,600  PHELPS DODGE CORP                     286,350.00

                MINERALS
    16,200  CYPRUS AMAX MINERALS CO               249,075.00

           TOTAL METALS AND MINING             $7,447,734.88

  COLLECTIBLES & PRECIOUS MATERIALS        0.02%

                GOLD-DIAMOND-GEMS
    12,500  FREEPORT-MCMORAN COPPER-B             196,875.00

TOTAL COLLECTIBLES & PRECIOUS MATERIALS          $196,875.00

  OIL-ENERGY                               6.05%

                OIL & GAS PRODUCERS
    16,300  AMERADA HESS CORP                     894,462.50
    37,600  AMOCO CORP                          3,200,700.00
     9,100  COASTAL CORP                          563,631.25
     1,900  HELMERICH & PAYNE INC.                128,962.50
    26,000  OCCIDENTAL PETROLEUM                  762,125.00
     8,600  ROWAN COS INC                         262,300.00
    47,806  UNION PACIFIC RESOURCES             1,159,295.50
    45,800  USX-MARTHON GROUP COM NEW           1,545,750.00

                NATURAL RESOURCES
    31,800  DRESSER INDUS INC                   1,333,612.50
     4,100  KERR MCGEE CORP                       259,581.25
     5,200  ONEOK INC                             209,950.00
    45,500  WILLIAMS COS INC-DEL                1,291,062.50

                OIL EQUIPMENT, WELLS & SVCS
     5,400  ASHLAND, INC                          289,912.50
    31,000  BAKER HUGHES INC                    1,352,375.00
    27,600  HALLIBURTON CO                      1,433,475.00
     5,200  WESTERN ATLAS INC                     384,800.00

                OIL - DOMESTIC
    36,177  BURLINGTON RESOURCES INC            1,621,181.81
     9,200  PENNZOIL CO                           614,675.00
    20,200  PHILLIPS PETE CO                      982,225.00
    51,000  UNOCAL CORP                         1,979,437.50

                OIL - INTERNATIONAL
    68,200  ATLANTIC RICHFIELD CO               5,464,525.00
   121,600  CHEVRON CORP                        9,363,200.00
   187,900  EXXON CORP.                        11,497,131.25
    59,800  MOBIL CORP                          4,316,812.50
     8,400  ORYX ENERGY COMPANY                   214,200.00
     5,800  SUN CO INC                            243,962.50
    40,100  TEXACO INC                          2,180,437.50

                MISCELLANEOUS
    28,300  FIRSTENERGY CORP                      820,700.00

                  TOTAL OIL-ENERGY            $54,370,483.56

  RETAIL                                   3.43%

                DEPARTMENT STORES
    18,300  CVS CORP                            1,172,343.75
    18,600  DAYTON HUDSON CORP                  1,255,500.00
     6,500  DILLARDS INCORPORATED                 229,125.00
     5,700  HARCOURT GENERAL INC                  312,075.00
    39,600  K MART                                457,875.00
    54,900  MAY DEPT STORES CO                  2,892,543.75
     7,000  MERCANTILE STORES                     426,125.00
    20,900  PENNEY JC INC                       1,260,531.25
    72,000  SEARS ROEBUCK & CO                  3,258,000.00
    68,300  WAL MART STORES INC                 2,693,581.25
    26,700  WINN-DIXIE STORES INC               1,166,456.25
     4,400  WOOLWORTH CORP                         89,650.00

                GROCERY
    46,100  ALBERTSON'S INC                     2,183,987.50
    43,700  AMERICAN STORES CO                    898,581.25
     5,600  GIANT FOOD INC                        188,650.00
     2,900  GREAT ATLANTIC & PAC TEA               86,093.75
    21,400  KROGER CO                             790,462.50
    15,000  SUPERVALUE INC                        628,125.00

                OTHER RETAIL
    25,200  CIRCUIT CITY STORES                   896,175.00
    31,777  COSTCO COMPANIES INC                1,418,048.63
     2,700  LONGS DRUG STORES CORP                 86,737.50
    18,500  LOWES COS INC                         882,218.75
     7,400  PEP BOYS-MAN, MO, JACK                176,675.00
    14,100  RITE AID CORP                         827,493.75
    31,200  TANDY CORP                          1,203,150.00
    60,100  TOYS R US                           1,889,393.75

                SPORTING GOODS
    14,400  REEBOK INTL LTD                       414,900.00
     3,100  RUSSELL CORP                           82,343.75

                APPAREL
    10,100  CHARMING SHOPPES INC                   47,343.75
    29,850  GAP INC                             1,057,809.38
     6,000  NORDSTROM INC                         362,250.00

                MISCELLANEOUS
    33,500  TYCO INTERNATIONAL LTD              1,509,593.75

                      TOTAL RETAIL            $30,843,839.26

  UTILITIES                               10.59%

                ELECTRIC
    33,700  AMERICAN ELEC PWR INC               1,739,762.50
    12,500  BALTIMORE GAS & ELEC                  425,781.25
    44,800  CAROLINA PWR & LT CO                1,901,200.00
    67,300  CENTRAL & SOUTH WEST CORP           1,821,306.25
    21,485  CINERGY CORP                          823,144.06
    60,600  CON. EDISON NY INC                  2,484,600.00
    41,700  DOMINION RES INC-VA                 1,774,856.25
    29,277  DUKE POWER CO                       1,621,213.88
    27,400  EDISON INTERNATIONAL                  744,937.50
    62,500  ENTERGY CORP NEW                    1,871,093.75
    15,500  FPL GROUP INC                         917,406.25
    10,800  GPU INC                               454,950.00
    36,090  HOUSTON INDS INC                      963,151.88
    38,300  NIAGARA MOHAWK PWR                    402,150.00
    12,400  NORTHERN STS PWR CO                   722,300.00
    25,000  PACIFICORP                            682,812.50
    58,000  PECO ENERGY                         1,406,500.00
    34,900  PG&E CORP                           1,062,268.75
     4,700  PP&L RESOURCES INC                    112,506.25
    82,600  PUBLIC SVC ENTERPRISE GRP           2,617,387.50
   129,787  SBC COMMUNICATIONS INC              9,506,897.75
   122,700  SOUTHERN CO                         3,174,862.50
    44,400  UNICOM CORP                         1,365,300.00
    29,300  UNION ELECTRIC CO                   1,267,225.00

                GAS
     9,000  COLUMBIA GAS SYS INC                  707,062.50
    27,400  CONSOLIDATED NATL GAS               1,657,700.00
    20,700  ENRON CORP                            860,343.75
     9,300  NICOR INC                             392,343.75
     8,800  PACIFIC ENTERPRISES                   331,100.00
     6,400  PEOPLES ENERGY CORP                   252,000.00
     7,100  SONAT INC                             324,825.00
     7,032  TEXAS UTILITIES CO                    292,267.50

                TELEPHONE
   127,000  A T & T                             7,778,750.00
    19,900  ALLTEL CORP                           817,143.75
   157,388  BELL ATLANTIC CORP                 14,322,308.00
   180,200  BELLSOUTH CORP                     10,147,512.50
    29,200  FRONTIER CORP                         702,625.00
    72,000  GTE CORP                            3,762,000.00
    37,800  SPRINT CORP                         2,216,025.00
   106,600  U S WEST INC                        4,810,325.00
    98,300  U S WEST MEDIA GROUP                2,838,412.50

                WASTE DESPOSAL
    54,800  BROWNING FERRIS IND                 2,027,600.00
    37,500  WASTE MANAGEMENT INC                1,031,250.00

                   TOTAL UTILITIES            $95,135,208.07

  MISCELLANEOUS                           10.93%

                BROADCAST/COMMUNICATIONS
    70,500  CBS CORP                            2,075,343.75
    59,900  COMCAST CORP CL A SPL               1,890,593.75
    53,000  GANNETT CO., INC                    3,276,062.50
   148,400  MCI COMMUNICATIONS                  6,353,375.00
   170,200  MOTOROLA INC                        9,712,037.50
    50,600  TELE COMM. INC CL A                 1,413,637.50
     7,500  TELLABS INC                           396,562.50
    30,800  VIACOM INC CL B NON VTG             1,276,275.00

                BUSINESS SERVICES
     4,000  AUTODESK INC                          148,000.00
    52,300  AUTOMATIC DATA PROC                 3,209,912.50
     9,600  BLOCK H&R INC                         430,200.00
   137,664  CENDANT CORP                        4,732,183.84
     9,100  COMPUTER SCIENCES CORP                759,850.00
    12,500  DONNELLEY RR & SONS                   465,625.00
     7,800  DOW JONES & CO                        418,762.50
    47,600  DUN & BRADSTREET                    1,472,625.00
    39,800  E M C CORP                          1,092,012.50
    13,100  ECOLAB INC                            726,231.25
    27,300  FIRST DATA CORP                       798,525.00
     4,500  GRAINGER W W INC                      437,343.75
     9,600  INTERPUBLIC GROUP COS                 478,200.00
    19,200  OMNICOM GROUP INC                     813,600.00
     5,100  SAFETY KLEEN CORP                     139,931.25
     7,600  SCIENTIFIC-ATLANTA                    127,300.00
    19,800  SERVICE CORP INTL                     731,362.50
     7,200  THREE COM CORP                        251,550.00

                FOOD SERVICE
    26,400  DARDEN RESTAURANTS INC                330,000.00
   126,800  MCDONALDS CORP                      6,054,700.00
   168,500  PHILLIP MORRIS CO INC               7,635,156.25
    26,260  TRICON GLOBAL RESTAURANTS             763,181.25
    10,600  WENDYS INTL INC                       255,062.50

                HOTEL & MOTEL
    23,100  HILTON HOTELS CORP                    687,225.00
    15,500  ITT CORP NEW                        1,284,562.50
    14,900  MARRIOTT INTL CORP                  1,031,825.00

                HOUSING
     1,600  PULTE CORP                             66,900.00

                MED SERV & SUPPLIES
    18,800  BIOMET INC                            481,750.00
    90,200  HEALTHSOUTH CORPORATION             2,503,050.00
     4,500  HUMANA INC                             93,375.00
     6,500  MANOR CARE INC                        227,500.00
    67,500  MEDTRONIC INC                       3,531,093.75
     2,200  SHARED MEDICAL SYS CORP               145,200.00
     7,050  ST. JUDE MED INC.                     215,025.00

                REAL ESTATE
     2,800  CENTEX CORP                           176,225.00

                TRANSPORTATION
     6,700  AMR CORP                              860,950.00
    13,803  BURLINGTON NRTHN SANTA FE           1,282,816.31
     7,300  CALIBER SYSTEMS INC                   355,418.75
    39,300  CSX CORP                            2,122,200.00
     7,900  DELTA AIR LINES INC                   940,100.00
    10,100  FEDERAL EXPRESS CORP                  616,731.25
     3,200  FLEETWOOD ENTERPRISES                 135,800.00
    30,000  NORFOLK SOUTHERN CORP                 924,375.00
    13,000  PACCAR INC                            682,500.00
     6,800  RYDER SYSTEMS INC                     222,700.00
    38,100  SOUTHWEST AIRLINES CO                 938,212.50
    17,500  U S AIR GROUP                       1,093,750.00
    42,300  UNION PACIFIC CORP                  2,641,106.25

                MISCELLANEOUS
    44,400  COGNIZANT CORP                      1,978,575.00
    12,700  MALLINCKRODT (NEW)                    482,600.00
    49,200  WARNER-LAMBERT                      6,100,800.00

                TELECOMMUNICATIONS
    91,600  AMERITECH CORP NEW                  7,373,800.00
     6,600  HARRIS CORP-DEL                       302,775.00

               TOTAL MISCELLANEOUS            $98,164,143.90

  UTILITIES                                0.10%

                ELECTRIC
    26,700  DTE ENERGY COMPANY                    926,156.25

                   TOTAL UTILITIES               $926,156.25

                                 TOTAL COMMON STOCK         $892,918,211.19

OTHER

                                           0.59%

                CASH EQUIVALENTS
 5,324,135  AIM SHORT TERM INV SER 2            5,324,134.56

                             TOTAL             $5,324,134.56

                                        TOTAL OTHER           $5,324,134.56


             TOTAL INVESTMENTS -         100.00%            $898,242,345.75
             (cost $477,797,673)

             See accompanying notes